Exhibit 99.1

February 27, 2006

To the shareholders:

        A group of people working together towards a common goal can accomplish good things. Our common goal is to grow our sales and expand our product line. The group of people involved in this effort includes our employees, our representatives and distributors, and ultimately, our customers. I want to thank each of these for their dedication and participation in our company.

        Sales in the Controls division increased 7.2% over 2004 with a total sales amount of $4,335,000. In 2005, we added two new manufacturers representative firms in Ohio and Arkansas. Internationally, we added a new exclusive distributor in Korea and two in Mexico. There is a lot of communication, coordination, and training that must occur for these new partners to be successful and I commend our sales and marketing people for their great work. I spent ten days in June doing sales calls and training with our distributor firm in China. This was a great experience in more clearly understanding the diversity of the Chinese market and how we can best work together with our distributors there. In the first part of the year, we rolled out our new web site. The first point of contact with the company is often the web site and so we try to provide a wealth of information and answers for both prospects and customers. We have received very positive feedback on it. Four new products including the SpeedTalker BH DeviceNet sensor, M100T speed switch, ASiSA speed sensor, and the SG1000C position monitor were introduced this year, as well as enhancements to existing products. We also obtained Underwriter’s Laboratory approval on 15 of our products.

        Last year was a more difficult year for the AutoData Systems division. Total sales decreased 24.7% as compared to 2004. A portion of the sales decrease is due to not having the capability to do surveys on the web that integrate with our paper surveys. This is a desired technology that we are presently working on to develop. Several upgrades and enhancements were made to the ExpertScan software product in response to customer feedback. Throughout the year, we developed new marketing efforts to targeted customer segments using both telemarketing and directed emails. A major project to support this marketing was developing the new web site that went live in October. The site provides clear examples of our product’s capabilities and ease of use and allows customers and prospects to see sample forms and how they are used.

        We have a certified ISO9001:2000 Quality Management System in place which is audited each year. As part of our system, we send out Customer Satisfaction surveys to recent purchasers of our products. The most recent survey results showed that 100% of respondents rated our sales and technical support as either very good or excellent and 100% of the respondents would recommend our products to other companies. This is what we want to hear, it shows the commitment we have to customer satisfaction is effective.

        A dividend of $0.04 per share was paid each quarter to our shareholders with a total of $517,000 being paid reflecting a strong balance sheet. Your company, Electro-Sensors, Inc. is made up of employees, representatives, and distributors that all are committed to meeting the needs of the customer with great products and service. I want to say thank-you to each of them for their part in the company’s success. It definitely is a team effort! Thank-you also to you, our shareholders, for your support and confidence in our work here! Please join us for our annual meeting on April 19, 2006 at the Sheraton West Hotel in Minnetonka at 2:00 p.m.

Sincerely,

/s/   Brad Slye
Bradley D. Slye